Delisting Determination, The Nasdaq Stock Market, LLC, January 13, 2026 Protagenic Therapeutics, Inc.
The Nasdaq Stock Market LLC (the Exchange) has determined to remove from listing the securities of Protagenic Therapeutics, Inc. effective at the opening of the trading session on February 2, 2026. Based on review of information provided by the Company, Nasdaq Staff determined that the Company no longer qualified for listing on the Exchange pursuant to Listing Rule 5550(b)(1).The Company was notified of the Staff determination on November 20, 2025.
On November 28, 2025 the Company exercised its right to appeal the Staff determination to the Listing Qualifications Hearings
Panel (Panel) pursuant to Listing Rule 5815.
On December 31, 2025 the Company withdrew its appeal of Staff's Delist Determination letter so the Hearing was canceled.
The Company securities were suspended on January 5, 2026. The
Staff determination to delist the Company securities became final on January 5, 2026.